UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38235

RISE EDUCATION CAYMAN LTD

c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman

Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Further to the report on Form 6-K furnished to the SEC on April 4, 2022 in connection with its proposed merger with Dada Auto Inc. (“NaaS”) announced on February 8, 2022, including the selected unaudited combined financial data of NaaS based on NaaS’ management accounts, RISE Education Cayman Ltd (the “Company”) is furnishing in the exhibits to this Form 6-K certain additional information on NaaS and the audited combined financial statements of NaaS for the fiscal years ended December 31, 2020 and 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE EDUCATION CAYMAN LTD

By:	/s/ Alex Wu
Name:	Alex Wu
Title:	Acting Chief Financial Officer

Date:    May 31, 2022

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Additional Information on NaaS.

Exhibit 99.2	Audited Combined Financial Statements of NaaS for the Fiscal Years Ended December 31, 2020 and 2021.